Mail Stop 0306


May 9, 2005


Via U.S. Mail and Facsimile to (952) 930-0130

Bradley D. Slye
Chief Executive Officer
Electro-Sensors, Inc.
6111 Blue Circle Drive
Minnetonka, Minnesota 55343-9108


	Re:	Electro-Sensors, Inc.
		Form 10-SBK for Fiscal Year-Ended December 31, 2004
      File No. 000-09587


Dear Mr. Slye:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do no intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Year Ended December 31, 2004

General

1. Please explain whether you are an investment company under Section
3(a)(1)(C) of the Investment Company Act of 1940 ("Investment
Company
Act"). Please explain how you have made this determination and provide data indicating the value of your "investment securities" and total assets on an unconsolidated basis as of the fiscal year ended
December 25, 2004.

2. If you are an investment company under Section 3(a)(1)(C), please
explain how you are in compliance with the Investment Company Act. For example, please explain fully whether you can rely on Rule 3a-1 of the Investment Company Act.

Item 7. Financial Statements and Supplementary Data - Page 12

Report of Independent Registered Public Accounting Firm - Page 14

3. Please either revise the filing to include an audit report that opines on the proper fiscal 2002 financial statements or delete fiscal 2002 information from the filing.

Note 1. Nature of Business and Significant Accounting Policies -
Page
19

Software revenue recognition - Page 21

4. We see that your customers pay an annual maintenance fee for software support. Please tell us more about these arrangements. Supplementary, please also address the following:
* The amount of support services included with the original character recognition software purchase.
* Whether the support services contracts are sold in conjunction with the original character recognition software or are included in the original purchase price of the software.
* Your consideration of SOP 97-2 and EITF 00-21 related to the sale of software and software support.

Note 2. Investments - Page 25

Investment Reported on Equity Method - Page 26

5. We see that you have determined that you have "significant influence" over the operations of PPT. Supplementary, tell us and revise future filings to indicate why the equity method is appropriate for this less than 20% owned investee. Tell us and revise future filings to indicate what specific factors lead you to conclude that you can exercise significant influence over PPT.
       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 824-5579 or me at (202) 942-1812 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 942-1931.



							Sincerely,



							Jay Webb
							Reviewing Accountant
Bradley D. Slye
Electro-Sensors, Inc.
May 12, 2005
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